UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Rightside Group, Ltd.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76658B100

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 8 Pages

SCHEDULE 13D

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 997,710 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 997,710 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 997,710 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% (2)
14	TYPE OF REPORTING PERSON IA, OO
(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the warrants to purchase shares of Common Stock (the “Warrants”) of Rightside Group, Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Warrants entitle the holders thereof to purchase the number of shares of Common Stock of Rightside Group, Ltd. reported above.
(2)	Based on (a) 18,492,644 shares of Common Stock of Rightside Group, Ltd. outstanding as of November 10, 2014 as reported by Rightside Group, Ltd. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014, and (b) 997,710 shares of Common Stock of Rightside Group, Ltd. issuable upon exercise of the Warrants, which become exercisable on February 6, 2015 (60 days from December 8, 2014), computed in accordance with Rule 13d-3(d)(1).

CUSIP No. 76658B100	Page 3 of 8

Item 1.	Security and Issuer.

This Statement relates to shares of Common Stock, $0.0001 par value (the “Common Stock”), of Rightside Group, Ltd., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, Washington 98033.

Item 2.	Identity and Background.

(a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP” or the “Reporting Person”).

(b) The address of the Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.

(c) The principal business of the Reporting Person is investment advising.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Beneficial ownership of the shares of Common Stock issuable upon exercise of the Warrants (as defined below) was acquired pursuant to (a) a Credit Agreement, dated as of August 6, 2014, by and among the Issuer, its affiliate, United TLD Holdco Ltd. (“United”), Obsidian Agency Services, Inc., as administrative agent and collateral agent, and investment funds managed by the Reporting Person (the “Term Loan Agreement”), and (b) a Warrant Purchase Agreement, dated as of August 6, 2014, between the Issuer and investment funds managed by the Reporting Person (the “Warrant Purchase Agreement,” and the warrants issued pursuant thereto, the “Warrants”). The Term Loan Agreement, the Warrant Purchase Agreement and the Warrants are described further in Item 4 below.

Item 4.	Purpose of Transaction.

The Reporting Person (or its affiliates) acquired the Warrants for investment purposes. The Reporting Person intends to monitor and evaluate its investment in the Warrants on a continuing basis. The Reporting Person may be deemed to beneficially own 997,710 shares of Common Stock, representing approximately 5.1% of the shares of Common Stock outstanding based on (a) 18,492,644 shares of Common Stock outstanding as of November 10, 2014 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2014, and (b) 997,710 shares of Common Stock issuable upon exercise of the Warrants, which become exercisable on February 6, 2015 (60 days from December 8, 2014), computed in accordance with Rule 13d-3(d)(1).

In connection with the Term Loan Agreement, the Warrant Purchase Agreement and the Warrants, investment funds managed by the Reporting Person entered into a Registration Rights Agreement with the Issuer, dated as of August 6, 2014 (the “Registration Rights Agreement”). The following is a summary of certain of the material terms of the Term Loan Agreement, the Warrant

CUSIP No. 76658B100	Page 4 of 8

Purchase Agreement, the Warrants and the Registration Rights Agreement. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Term Loan Agreement, the form of Warrant and the Registration Rights Agreement, which have been filed as Exhibits 1, 2 and 3 hereto, respectively, and are incorporated herein by reference.

Term Loan Agreement

The Term Loan Agreement provides for aggregate borrowings of up to $30,000,000. On August 6, 2014, the Issuer incurred $10,000,000 in term loan borrowings and United incurred $20,000,000 in term loan borrowings under the Term Loan Agreement.

Term loans under the Term Loan Agreement bear interest at a rate per annum equal to LIBOR (but not less than 0.5% per annum) plus 8.75%. Interest on the term loans is payable quarterly, beginning September 30, 2014. The principal amount of the term loans is scheduled to be repaid in quarterly installments of $375,000, beginning March 31, 2015. Once repaid, the term loans may not be reborrowed. All amounts outstanding under the Term Loan Agreement are due and payable in full on the maturity date of August 6, 2019.

The Issuer and United are permitted to voluntarily prepay any outstanding term loans under the Term Loan Agreement by paying an amount equal to the principal amount being prepaid plus a premium of 4% if prepaid in the first year term loans are outstanding, 2.5% if prepaid in the second year, 1% if prepaid in the third year, and 0% thereafter. Any such voluntary prepayments will be applied pro rata against the remaining principal installments.

The term loans under the Term Loan Agreement are subject to mandatory prepayments from a specified percentage of excess cash flow (as determined under the Term Loan Agreement), which must be paid on the first to occur of the maturity, termination, refinancing or acceleration of certain outstanding debt of the Issuer. In addition, mandatory prepayments are required from the proceeds of certain asset sales and insurance and condemnation events, to the extent the proceeds are not used for specified debt repayment and subject to customary reinvestment rights. Mandatory prepayments are also required from the proceeds of the issuance of certain new indebtedness. Mandatory prepayments from asset sales and issuances of indebtedness are subject to a prepayment premium that is the same as for voluntary prepayments. Any such mandatory prepayments will be applied in inverse order of maturity against the remaining principal installments.

All obligations of the Issuer under the Term Loan Agreement are unconditionally guaranteed by, and secured by substantially all of the assets of, the Issuer and the Issuer’s current and future material domestic subsidiaries. All obligations of United under the Term Loan Agreement are unconditionally guaranteed by, and secured by substantially all of the assets of, the Issuer and the Issuer’s current and future material domestic and material foreign subsidiaries.

The Term Loan Agreement contains financial covenants, including a requirement that the Issuer maintain a maximum consolidated net leverage ratio and minimum liquidity.

The Term Loan Agreement contains customary representations and warranties and affirmative and negative covenants that, among other things (and subject to certain exceptions), restrict the ability of the Issuer and its subsidiaries to incur additional indebtedness, grant additional liens, enter into sale-leaseback transactions, make investments, consummate mergers or consolidations, dispose of assets, pay dividends, redeem or repurchase stock, make payments on subordinated debt, enter into certain restrictive agreements, enter into certain transactions with affiliates, make certain capital expenditures, amend debt documents, organizational documents or the rights of equity holders, and acquire new non-wholly owned subsidiaries.

CUSIP No. 76658B100	Page 5 of 8

The Term Loan Agreement also contains certain events of default, including, among others (and subject to certain thresholds and cure periods), non-payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults on certain indebtedness, bankruptcy and insolvency defaults, judgment defaults and the occurrence of a change of control. The occurrence of an event of default could result in the acceleration of all outstanding obligations under the Term Loan Agreement. Under certain circumstances, a default interest rate will apply on all outstanding obligations during the existence of an event of default at a rate per annum equal to 2.00% above the otherwise applicable interest rate.

Warrant Purchase Agreement and the Warrants

In connection with the Term Loan Agreement, the Issuer entered into the Warrant Purchase Agreement pursuant to which the Issuer agreed to issue the Warrants to certain investment funds managed by the Reporting Person. Pursuant to the Warrant Purchase Agreement, the Issuer and the Warrant holders made customary representations and warranties and the Issuer agreed to customary indemnification provisions indemnifying the Warrant holders against certain losses.

The Warrants have an exercise price of $15.05 per share and will be exercisable in accordance with their terms at any time on or after February 6, 2015 through and including August 6, 2019. The Warrants contain a “cashless exercise” feature that allows the holders to exercise the Warrants by surrendering a number of shares underlying the portion of the Warrant being exercised with a fair market value equal to the aggregate exercise price payable to the Issuer.

Registration Rights Agreement

The Registration Rights Agreement obligates the Issuer to register the resale of the shares of Common Stock issuable upon exercise of the Warrants under certain circumstances. The Reporting Person (and its affiliates and permitted transferees) are entitled to demand registrations under the Registration Rights Agreement, beginning on February 6, 2015. The exercise of these registration rights is subject to notice requirements, timing restrictions and restrictions on the overall number of registrations.

Except as provided above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time in its discretion, review or reconsider its position with respect to the Warrants, the Common Stock and any such matters. The Reporting Person retains the right to (a) change its investment intent, (b) acquire or dispose of beneficial ownership of equity or debt securities of the Issuer (including, but not limited to, the Warrants and the Common Stock) in the open market or otherwise, (c) review the performance of the Issuer with the Issuer’s management and/or its board of directors, (d) communicate with other equity or debt holders of the Issuer, (e) exercise its rights, if any, as a holder of the Warrants and the Common Stock in connection with a bankruptcy, restructuring or other case or proceeding of the Issuer, and/or (f) take any other action with respect to the Issuer, its stockholders, or any of the Issuer’s equity or debt securities, including, but not limited to, the Warrants and the Common Stock, in any manner permitted by law.

CUSIP No. 76658B100	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 5.1% of the shares of Common Stock outstanding based on (i) 18,492,644 shares of Common Stock outstanding as of November 10, 2014 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2014, and (ii) 997,710 shares of Common Stock issuable upon exercise of the Warrants, which become exercisable on February 6, 2015 (60 days from December 8, 2014), computed in accordance with Rule 13d-3(d)(1). The Reporting Person has sole voting and dispositive power over the shares of Common Stock issuable upon exercise of the Warrants.

(c) There have been no purchases or sales of shares of Common Stock during the past 60 days by the Reporting Person (or its affiliates).

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 above is incorporated by reference in its entirety in this Item 6. Except for the Term Loan Agreement, the Warrant Purchase Agreement, the Warrants and the Registration Rights Agreement, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Credit Agreement, dated as of August 6, 2014, by and among the Issuer, United, Obsidian Agency Services, Inc. and investment funds managed by the Reporting Person (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on August 7, 2014).

Exhibit 2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on August 7, 2014).

Exhibit 3	Registration Rights Agreement, dated as of August 6, 2014, by and among the Issuer and investment funds managed by the Reporting Person (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on August 7, 2014).

CUSIP No. 76658B100	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2014	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
	Name:	Elizabeth Greenwood
	Title:	General Counsel & Chief Compliance Officer

CUSIP No. 76658B100	Page 8 of 8

EXHIBIT INDEX

Exhibit 1	Credit Agreement, dated as of August 6, 2014, by and among the Issuer, United, Obsidian Agency Services, Inc. and investment funds managed by the Reporting Person (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on August 7, 2014).

Exhibit 2	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on August 7, 2014).

Exhibit 3	Registration Rights Agreement, dated as of August 6, 2014, by and among the Issuer and investment funds managed by the Reporting Person (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on August 7, 2014).